Exhibit (g)(iii)

9197-00-00	T00727(C51)

FACULTATIVE Y.R.T. NON-REFUND AGREEMENT

CEDING COMPANY:	Lutheran Brotherhood Variable Insurance Products Company Minneapolis, MN

Referred to as the Ceding Company in this agreement.

REINSURER: North American Life and Casualty Company, Minneapolis, MN

Referred to as NALAC in this agreement.

ACCEPTED COVERAGES:	Life Insurance
Disability Waiver of Premium
Accidental Death

EFFECTIVE DATE: January 1, 1987

In Witness Whereof the Ceding Company and NALAC have signed, duly attested and dated hereunder by their respective authorized officers:

TABLE OF CONTENTS

ARTICLE	TITLE

I.	Basis of Reinsurance

II.	Type of Reinsurance

III.	Facultative Submissions

IV.	Minimum Cession Size

V.	Commencement and Termination of Liability

VI.	Premiums

VII.	Amount at Risk

VIII.	Payment of Reinsurance Premiums

IX.	Premium Taxes

X.	Claims

XI.	Policy Changes

XII.	Recapture and Retention Changes

XIII.	Trivial Amounts

XIV.	Inspection of Records

XV.	Misstatement

XVI.	Oversights

XVII.	Extra Contractual Damages

XVIII.	Arbitration

XIX.	Insolvency

XX.	Non-Participating and Non-Refund

XXI.	Parties to Agreement

XXII.	Duration of Agreement

ARTICLE I — BASIS OF REINSURANCE

Commencing on the Effective Date, the Ceding Company may submit any of its insurance risks under the Accepted Coverages as listed in Schedule C on an automatic basis subject to the provisions of this agreement. These provisions may be changed or modified upon written agreement between the Ceding Company and NALAC.

ARTICLE II — TYPE OF REINSURANCE

The life reinsurance of NALAC shall be upon the yearly renewable term plan for the net amount at risk or on a basis mutually acceptable to both parties.

ARTICLE III — FACULTATIVE SUBMISSIONS

In applying to NALAC for facultative reinsurance, the Ceding Company shall use a form in substantial accord with Schedule B of this agreement.

The Ceding Company shall submit all copies of the original application, medical examiners’ reports, inspection reports and any other papers bearing on the insurability of the risk. Upon receipt of such application, NALAC shall examine the papers and promptly notify the Ceding Company of its decision. NALAC shall have the option of accepting, rating, or rejecting each risk.

The Ceding Company shall furnish NALAC with any specimen copies of its applications, policy forms, rider forms and any tables of rates and values which may be required for the proper administration of the business reinsured under this agreement, and shall keep NALAC informed with respect to any modifications or new forms under which reinsurance may be desired. The Ceding Company must follow it’s normal procedure for the delivery of its policies, including evidence of good health and collection of premiums.

ARTICLE IV — MINIMUM CESSION SIZE

The minimum initial amount to be reinsured is $20,000.

ARTICLE V — COMMENCEMENT AND TERMINATION OF LIABILITY

When a policy on which reinsurance has been accepted by NALAC is paid for, the Ceding Company shall promptly mail to NALAC a reinsurance cession form, in duplicate, in substantial accord with Schedule B, one copy of which shall be signed by NALAC and returned as evidence of the reinsurance.

The liability of NALAC on facultative reinsurance offers that are accepted and acknowledged by the Ceding Company shall commence and terminate simultaneously with that of the Ceding Company notwithstanding the other provisions of this agreement.

The reinsurance shall be subject to the same terms and conditions as the policy issued by the Ceding Company to the insured – excluding the provisions governing dividends, policy loans and settlement options.

ARTICLE VI — PREMIUMS

Reinsurance premiums are to be paid monthly and will be determined as follows:

Standard and Substandard Premiums: NALAC anticipates that the yearly renewable term rates attached will be continued indefinitely for all of the life reinsurance cessions to which such rates shall apply. However, if any one or more of such premium rates for any policy year or years after the first shall be less than the net premium rate or rates based on the 1958 CSO Table at 3% interest for the applicable mortality rating, then, in that event, only the latter rate or rates shall be guaranteed by NALAC.

Flat Extra Premiums: For life insurance issued with flat extra premiums, these reinsurance premiums will be determined by the following paragraphs based on the initial amount reinsured.

If extra premiums are payable for periods of more than five years, the comparable reinsurance flat extra premium in the first year is zero, and in renewal years is 90% of the gross flat extra premium charged by the Ceding Company. When the flat extra premium is payable for five years or less, the reinsurance flat extra premium in all policy years is 90% of the gross flat extra premium charged by the Ceding Company.

ARTICLE VI — PREMIUMS (continued)

Waiver of Premium: In the first policy year the reinsurance premium is zero. In renewal years the reinsurance premium equals 90% of the gross waiver benefit premium charged by the Ceding Company. This assumes that disability waiver expires at age 65 and the waiting period is at least six months.

Accidental Death Benefit: In the first policy year the premium is zero. In renewal years the premium is 90% of the gross premium charged by the Ceding Company, but never less than $0.75 per $1,000 in renewal years.

Interim Insurance Premiums: If the original policy is issued with interim insurance, the reinsurance premium for the interim period shall be computed at the second policy year premium rate and the premium for the first full policy year shall be computed at the first year rate. A policy fee shall not be charged for interim term periods unless the policy terminates in the first policy year.

Term Renewals and Term Conversions: For the purpose of determining duration and the appropriate Y.R.T. rates, term renewals and term conversions shall be considered as continuations of the original insurance. The Y.R.T. rates should thus be calculated using the original issue age and duration since issue.

ARTICLE VII — AMOUNT AT RISK

The life reinsurance of NALAC shall be upon the yearly renewable term plan for the net amount at risk or on a basis mutually acceptable to both parties.

Level Term Plans: If the life insurance reinsured is issued as a level term plan, NALAC’s net amount at risk shall equal the face amount of life insurance reinsured.

Reducing Term Plans: If the life insurance reinsured is issued as a reducing term plan, NALAC’s net amount at risk for the first policy year shall equal the face amount of the life insurance reinsured as of the beginning of the first policy year. After the first policy year, NALAC’s net amount at risk for each of the policy years two through ten, inclusive, shall be reduced by one-ninth of the difference between (a) the face amount of the life insurance reinsured as of the beginning of the first policy year, and (b) the face amount of the life insurance reinsured as of the beginning of the tenth policy year.

NALAC’s net amount at risk for each of the ten policy years, during any ten policy year period after the first ten policy years, shall be the prior policy year’s net amount at risk, less an amount equal to one-tenth of the difference between (a) the face amount of the life insurance reinsured as of the beginning of the policy year immediately preceding the period involved, and (b) the face amount of the life insurance reinsured as of the beginning of the last policy year of the period involved.

ARTICLE VII — AMOUNT AT RISK (continued)

Universal/Variable Life Plans: NALAC’s net amount at risk for Universal/Variable Life type insurance plans shall be calculated on a basis mutually acceptable to NALAC and the Ceding Company.

A Plan Other Than a Level Term Plan, Reducing Term Plan, or Universal/ Variable Life Plan: NALAC’s net amount at risk for the first policy year shall equal the face amount of the life insurance reinsured. After the first policy year, NALAC’s net amount at risk for each of the policy years two through ten, inclusive, shall be reduced by an amount equal to one-ninth of the cash value of the life insurance reinsured as of the end of the tenth policy year.

NALAC’s net amount at risk for each of the ten policy years, during any ten policy year period after the first ten policy years, shall be the prior policy year’s net amount at risk less an amount equal to one-tenth of the difference between (a) the cash value of the life insurance reinsured as of the end of the policy year immediately preceding the period involved, and (b) the cash value of the life insurance reinsured as of the end of the last policy year of the period involved.

ARTICLE VIII — PAYMENT OF REINSURANCE PREMIUMS

At the end of each month, NALAC will send the Ceding Company a statement showing premiums falling due during the month and premiums for any new reinsurance. The statement will also show any premium refunds due the Ceding Company.

Within thirty (30) days after receipt of the statement, the Ceding Company will pay NALAC the net amount shown in the statement. If any reinsurance premium is not paid within the allotted time, NALAC may terminate the reinsurance by giving the Ceding Company thirty (30) days written notice. The Ceding Company will be liable for the payment of reinsurance premiums to the effective date of termination. After the effective date of termination, an interest charge of 1% per month will be made on the reinsurance premium due.

The Ceding Company will notify NALAC of all policy terminations and changes that affect the reinsurance. Unearned reinsurance premiums will be refunded except that policy fees are not refundable on any mid-policy year termination.

ARTICLE IX — PREMIUM TAXES

NALAC shall reimburse the Ceding Company for any state premium taxes the latter may be required to pay upon written request within five years from the date of payment with respect to that part of premiums received under the Ceding Company’s original policies which are remitted to NALAC as reinsurance premiums. By mutual consent of both parties, such taxes may in practice be taken as a uniform percentage of all premiums paid.

ARTICLE X — CLAIMS

NALAC shall be liable to the Ceding Company, subject to the terms of this agreement, for the insurance benefits reinsured under this agreement as the Ceding Company shall be liable for such benefits. All reinsurance claim settlements shall be subject to the terms and conditions of the particular form of contract under which the Ceding Company is liable.

When the Ceding Company is advised of a claim it promptly shall notify NALAC.

If a claim is made under incontestable insurance reinsured under this agreement, NALAC shall consider the claim to be a claim by the Ceding Company for reinsurance. NALAC shall abide the issue as it shall be settled by the Ceding Company. The Ceding Company, when it shall request payment of the reinsurance proceeds, shall deliver to NALAC a copy of each paper connected with the claim.

If a claim is made under contestable insurance reinsured under this agreement, and if the Ceding Company retained more than fifty percent of the insurance, NALAC shall consider the claim to be a claim by the Ceding Company for reinsurance. NALAC shall abide the issue as it shall be settled by the Ceding Company. The Ceding Company, when it shall request payment of the reinsurance proceeds, shall deliver to NALAC a copy of each paper connected with the claim.

ARTICLE X — CLAIMS (continued)

If a claim is made under contestable insurance reinsured under this agreement, and if the Ceding Company retained fifty percent or less of the insurance, all papers in connection with such claim shall be submitted to NALAC for its approval before conceding any liability, making any settlement or denying benefits.

The Ceding Company promptly shall notify NALAC of its intention to contest insurance reinsured under this agreement or to assert defenses to a claim for such insurance. If the Ceding Company’s contest of such insurance results in the reduction of its liability, NALAC shall share in such a reduction in the same proportion that the amount of reinsurance on the life under this agreement shall bear to the sum of the retained net amount at risk of the Ceding Company and the net amount at risk of all reinsurers, including NALAC, on the date of the death of the insured. If NALAC should decline to participate in the contest or assertion of defenses, NALAC shall then discharge all of its liability by payment of the full amount of reinsurance to the Ceding Company.

The Ceding Company alone shall bear the routine expenses incurred in connection with settling claims, including, as a matter of description only, compensation of agents and employees and the cost of routine investigations.

ARTICLE X — CLAIMS (continued)

NALAC shall share with the Ceding Company all expenses which are not routine. Expenses which are not routine shall be limited to those directly incurred in connection either with the contest of insurance or the assertion of defenses to insurance or with the possibility of a contest or assertion of defenses. These expenses shall be shared in proportion to the net sum at risk of all reinsurers, including NALAC, and the Ceding Company.

In settlement of any life or accidental death claim, NALAC shall pay one lump sum regardless of the method of settlement used by the Ceding Company under its policy or policies. In settlement of any waiver of premium disability claim, NALAC shall pay its share of each gross premium waived.

ARTICLE XI — POLICY CHANGES

Changes: If any change is made in the plan of the original policy reinsured in NALAC, including any change in status caused by the application of a nonforfeiture provision, a corresponding change shall be made in the reinsurance. If a change is made in the underwriting classification of the original policy reinsured in NALAC, a corresponding change shall be made in the reinsurance subject to the prior approval of NALAC.

Reductions and Terminations: The principle to be observed is always that the retention of the Ceding Company is to be maintained unchanged. If the termination of reinsurance in accordance with the terms of this agreement would cause the Ceding Company to assume a risk for an amount in excess of its retention limit for the age at issue and mortality rating of the policy under which reinsurance is being terminated, then the amount of reinsurance to be terminated shall only be such that the Ceding Company shall be placed upon the risk in amount equal to their limit of retention.

Policies issued upon the same plan and at the same mortality rating, shall be considered as one policy. When the terminated policies contain supplemental benefits, the reductions shall be applied first to the reinsurance policies containing the same benefits.

ARTICLE XI — POLICY CHANGES (continued)

If any portion of the Ceding Company’s insurance risk is terminated, the reinsurance will be reduced by the same amount. If there are other reinsurers, each one will share in the reduction according to its proportion of the total reinsurance.

The parties hereto may from time to time agree, in writing, that other methods of changing or reducing the reinsurance in NALAC shall apply in a given case without otherwise affecting the terms of this agreement.

Reinstatements: If a policy reinsured hereunder lapses for nonpayment of premium and is reinstated in accordance with the terms and the rules of the Ceding Company, NALAC shall automatically reinstate its reinsurance under such policy. The Ceding Company shall pay NALAC all reinsurance premiums in arrears in connection with the reinstatement with interest at the same rate and in the same manner as the Ceding Company received under its policy. Reinstatement rules of the Ceding Company must be submitted to NALAC.

ARTICLE XII — RECAPTURE AND RETENTION CHANGES

If the Ceding Company increases its retention limits, the Ceding Company may reduce the reinsurance on all risks except those on which it kept amounts that were less than the maximum retention limits in effect when the original insurance was issued. The retention limits of the Ceding Company as of the effective date are shown in Schedule A. Special reduced or zero limits for specific underwriting hazards or impairments shall not be considered to be maximum limits of retention. The amounts recaptured will be sufficient to increase the Ceding Company’s retention to the new limits. If there are other reinsurers, the reduction on each risk will be divided according to each reinsurer’s portion of the total reinsurance on the risk. If the reinsurance is reduced on any risk, similar reductions will be made on all risks eligible for recapture. The Ceding Company shall give written notice to NALAC within ninety (90) days from the effective date of its increase in retention for new issues. Changes can be effected only thirty (30) days after written notice is received by NALAC. The reinsurance in force shall then be reduced as provided herein upon the later of the anniversary date next following, or the twentieth anniversary date.

The above recapture provisions do not apply to risks that are accruing benefits under the waiver of premium provisions of the policy; these risks must be recaptured as soon as they are no longer collecting waiver of premium benefits.

The reduction in reinsurance of accidental death benefits will be effective on the first policy anniversary following the written notice to recapture.

ARTICLE XIII — TRIVIAL AMOUNTS

Reinsurance may be terminated at the option of the Ceding Company on any cession where the net amount at risk reinsured becomes less than $3,000 providing it has been in force three years.

ARTICLE XIV — INSPECTION OF RECORDS

NALAC may, at any time, inspect in the offices of the Ceding Company all books and documents which relate to reinsurance under this agreement.

ARTICLE XV — MISSTATEMENT

In the event of misstatement of age or sex established after the death of the insured, the Ceding Company and NALAC shall share in any resulting increase or reduction in amount in proportion to the respective face amounts of insurance carried under such policy.

ARTICLE XVI — OVERSIGHTS

It is hereby agreed that if nonpayment of premiums within the time specified or failure to comply with any terms of this agreement is shown to be unintentional and the result of misunderstanding or oversight on the part of either party, the agreement shall not be deemed abrogated thereby, but both parties shall be restored to the position they would have occupied had no such oversight or misunderstanding occurred.

ARTICLE XVII — EXTRA CONTRACTUAL DAMAGES

Extra contractual damages include punitive and compensatory damages. In no event shall NALAC participate in punitive or compensatory damages which are awarded against the Ceding Company as a result of an act, omission or course of conduct committed solely by the Ceding Company or its Agent in connection with the insurance reinsured under this agreement. NALAC shall, however, pay its share of statutory penalties awarded against the Ceding Company in connection with insurance reinsured under this agreement if NALAC elected to join in the contest of the coverage in question.

The parties recognize that circumstances may arise which equity would require NALAC, to the extent permitted by law, to share proportionately in certain assessed damages. Such circumstances are difficult to define in advance, but generally would be those situations in which NALAC was an active party and directed, consented to, or ratified the act, omission, or course of conduct which ultimately results in the assessment of punitive and/or compensatory damages. In such situations, the Ceding Company and NALAC would share such damages so assessed in equitable proportions.

For purposes of this provision, the following definitions shall apply: “Punitive Damages” are those damages awarded as a penalty, the amount of which is not governed, nor fixed by statute; “Statutory Penalties” are those amounts which are awarded as a penalty, but fixed in amount by statute; “Compensatory Damages are those amounts awarded to compensate for the actual damages sustained, and are not awarded as a penalty, nor fixed in amount by statute.

ARTICLE XVIII — ARBITRATION

In the event of any difference arising between the contracting parties with reference to any transaction under this agreement, the same shall be referred to three arbitrators, who must be executive officers of life insurance companies other than the two parties to this agreement, each of the contracting companies to appoint one of the arbitrators and such two arbitrators to select the third. Should the two arbitrators not be able to agree on the choice of the third, then the appointment shall be left to the President of the American Council of Life Insurance. The place of meeting of the arbitrators shall be decided by a majority vote.

The arbitrators so chosen shall consider this agreement not merely as a legal document but as an honorable agreement. They shall decide by a majority of votes and from their written decisions, there shall be no appeal. The cost of arbitration, including the fees of the arbitrators, shall be borne equally by NALAC and the Ceding Company.

ARTICLE XIX — INSOLVENCY

In the event of insolvency of the Ceding Company, NALAC’s liability for claims will continue to be in accordance with the terms of this agreement. Payment of reinsurance claims will be made directly to the liquidator, receiver or statutory successor of the Ceding Company without diminution because of the insolvency of the Ceding Company.

In the event of insolvency of the Ceding Company, the liquidator, receiver, or statutory successor will give NALAC written notice of any pending claim and NALAC may, at its own expense, investigate the claim and interpose any defense which it deems available to the Ceding Company or its liquidator, receiver or statutory successor. If the Ceding Company benefits from the defense undertaken by NALAC, an equitable share of the expenses incurred by NALAC will be chargeable to the Ceding Company as a part of the expense of liquidation. Where two or more reinsurers are involved in the same claim and a majority in interest elect to interpose defense to such claim, the expense shall be apportioned in accordance with the terms of the reinsurance agreement as though such expense had been incurred by the Ceding Company.

In the event of insolvency of NALAC, the Ceding Company, upon written notice within ninety (90) days, may at its option cancel this agreement effective retroactively to the date of such event as it relates to the renewal of existing reinsurance. NALAC shall then make proper financial adjustment from the effective cancellation date and remain liable for the payment of any claim which had occurred prior to the date of cancellation whether or not due proof of such claim had actually been received.

ARTICLE XX — NON-PARTICIPATING AND NON-REFUND

NALAC does not participate in dividends, if any, that are payable nor does it pay any refunds resulting from the experience of policies reinsured under this agreement.

ARTICLE XXI — PARTIES TO AGREEMENT

This is an agreement solely between the Ceding Company and NALAC. The acceptance of reinsurance hereunder shall not create any right or legal relationship whatsoever between NALAC and the insured or the beneficiary under any policies of the Ceding Company which may be reinsured hereunder.

ARTICLE XXII — DURATION OF AGREEMENT

This agreement shall be unlimited as to its duration but may be amended at any time by mutual consent of the two parties and may be terminated as to further new reinsurance by either party with ninety (90) days written notice to the other. Such terminations as to new reinsurance shall not affect existing reinsurance which shall remain in force as long as such policies shall remain in force and reinsurance premiums are paid when due, regardless of any change in ownership, merger or acquisition of either company.

9197-00-01	M03792

AMENDMENT NO. I

To The Facultative YRT Agreement

between

LUTHERAN BROTHERHOOD VARIABLE INSURANCE PRODUCTS COMPANY

Minneapolis, Minnesota

and

NORTH AMERICAN LIFE AND CASUALTY COMPANY

Minneapolis, Minnesota

(hereinafter referred to as NALAC)

Effective Date: January 1, 1987

Except as hereinafter specified, all terms and conditions of the Reinsurance Agreement dated January 1, 1987, amendments and addenda attached thereto shall apply, and this amendment is to be attached to and made a part of the aforesaid agreement.

Topics: Revised ARTICLE XIX — INSOLVENCY

IN WITNESS WHEREOF, this addendum is hereby executed in duplicate between the parties concerned, and is duly signed by both parties’ respective officers as follows:

ARTICLE XIX — INSOLVENCY

In the event of the insolvency of the Ceding Company, all reinsurance shall be payable immediately on demand, provided that such portion has been ascertained and with reasonable provision for verification before payment, on the basis of claims allowed against the estate of the Ceding Company by any court of competent jurisdiction or by the liquidator, receiver, or statutory successor without diminution because of the insolvency of the Ceding Company, or because such liquidator, receiver, or statutory successor has failed to pay all or a portion of any claims.

In the event of insolvency of the Ceding Company, the liquidator, receiver, or statutory successor will give NALAC written notice of any pending claim and NALAC may, at its own expense, investigate the claim and interpose any defense which it deems available to the Ceding Company or it liquidator, receiver or statutory successor. If the Ceding Company benefits from the defense undertaken by NALAC, an equitable share of the expenses incurred by NALAC will be chargeable to the Ceding Company as a part of the expense of liquidation. Where two or more reinsurers are involved in the same claim and a majority in interest elect to interpose defense to such claim, the expense shall be apportioned in accordance with the terms of the reinsurance agreement as though such expense had been incurred by the Ceding Company.

In the event of insolvency of NALAC, the Ceding Company, upon written notice within ninety (90) days, may at its option cancel this agreement effective retroactively to the date of such event as it relates to the renewal of existing reinsurance. NALAC shall then make proper financial adjustment from the effective cancellation date and remain liable for the payment of any claim which had occurred prior to the date of cancellation whether or not due proof of such claim had actually been received.

625 Fourth Avenue South Minneapolis, Minnesota 55415	9197-00-02	M03794

December 17, 1990

Ms. Julia M. Mousel

Actuarial Assistant

Reinsurance

North American Life and Casualty Company

1750 Hennepin Avenue

Minneapolis, MN 55403

Dear Julia:

Lutheran Brotherhood has determined the following retention schedule to be effective January 1, 1991, (immediately for SPlus issues).

	Issue Age*	Current Retention	New Retention

Single Life	0 -75	$1,000,000	$1,500,000
	76+	1,000,000	1,000,000

Survivor Plus	0 - 75	—	$2,500,000
	76 -80	—	1,500,000
	81+	—	1,000,000

*	Joint equal age for SPlus

This does not affect the shopping program, but is for your information. Happy Holidays.

Sincerely,

Lynnette J. Stertz, FSA
Assistant Vice President
Corporate Actuarial

LJS/Io

9197-00-03	M03793

AMENDMENT TO REINSURANCE AGREEMENTS

CEDING COMPANY: LUTHERAN BROTHERHOOD

REINSURER: ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

EFFECTIVE DATE OF AMENDMENT: December 1, 1993

This Amendment hereby amends and is made part of the following Reinsurance Agreements:

Treaty Type	Effective Date

YRT Reinsurance	June 15, 1980
YRT Reinsurance	January 1, 1987
Coinsurance	September 1, 1982

Commencing on the effective date of this amendment, the provisions included under “Miscellaneous Provisions” are hereby added to the Reinsurance Agreement(s) listed above.

MISCELLANEOUS PROVISIONS:

A.	This Agreement represents the entire agreement between the REINSURER and the CEDING COMPANY and supercedes, with respect to its subject matter, any prior oral or written agreements between the parties.

B.	No modification of any provision of this Agreement shall be effective unless set forth in a written amendment to this Agreement which is executed by both parties.

C.	A waiver shall constitute a waiver only with respect to the particular circumstances for which it is given and not a waiver of any future circumstance.

The provisions of this amendment shall be subject to all the terms and conditions of the Agreement which do not conflict with the terms hereof.

IN WITNESS WHEREOF, the CEDING COMPANY and the REINSURER have signed, duly attested and dated hereunder by their respective authorized officers:

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

Robert S. James	Douglas M. Landry
President, Financial Markets	Vice President and Director, Reinsurance
November 1, 1993	November 1, 1993

LUTHERAN BROTHERHOOD

9197-00-04	M03795

AMENDMENT II

To the Facultative YRT Agreement

Between

LUTHERAN BROTHERHOOD VARIABLE INSURANCE PRODUCTS COMPANY

Minneapolis, Minnesota

(Hereinafter referred to as the Ceding Company)

And

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

Minneapolis, Minnesota

(Hereinafter referred to as Allianz Life)

EFFECTIVE DATE: April 1, 1999

Except as hereinafter specified, all terms and conditions of the Reinsurance Agreement dated January 1, 1987, amendments and addenda attached thereto shall apply, and this amendment is to be attached to and made a part of the aforesaid agreement.

TOPIC: Revised Article XIII - Trivial Amounts. All other provisions shall be as written in this agreement.

In Witness Whereof the Ceding Company and Allianz Life have signed, duly attested and dated hereunder by their respective authorized officers:

ARTICLE XIII

Reinsurance may be terminated at the option of the Ceding Company on any cession where the net amount at risk reinsured becomes less than $5,000 providing it has been in force three years.

9197-00-05	M04841

AMENDMENT TO REINSURANCE AGREEMENT(S)

CEDING COMPANY:	LUTHERAN BROTHERHOOD VARIABLE INSURANCE PRODUCTS COMPANY Minneapolis, Minnesota

Referred to as the “Ceding Company” in this Amendment.

ALLIANZ LIFE:	ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA, Minneapolis, Minnesota

Referred to as “Allianz Life” in this Amendment.

WHEREAS, the President of the United States has issued Executive Order 13224, blocking property and prohibiting transactions with persons who commit, threaten to commit, or support terrorism; and

WHEREAS, the Office of Foreign Assets Control (“OFAC”) has issued a bulletin which describes certain insurance risks that reinsurers cannot accept without being subject to sanctions.

NOW, THEREFORE, the above parties hereby agree as follows:

1.	That this Amendment shall apply to the following Agreement(s) that the Allianz Life has with the Ceding Company:

Effective Date	Treaty Type

January 1, 1987	Facultative YRT

2.	That the Allianz Life will not provide automatic or facultative reinsurance coverage under the above Agreement(s) on the lives of any individuals referred to in Executive Order 13224 – blocking property and prohibiting transactions with persons who commit, threaten to commit, or support terrorism, which went into effect on September 24, 2001, attached hereto as Exhibit A, including the Annex to this Order which is periodically produced and updated by OFAC. Updated versions of the Annex appears on OFAC’s website, www.treas.gov/ofac.

3.	That the Allianz Life also will not cover risks under the above Agreement(s) on the lives of individuals that reside in any of the countries referred to in the OFAC bulletin entitled: “Foreign Assets Control Regulations in the Insurance Industry,” dated July 26, 2001, attached hereto as Exhibit B.

4.	That this Amendment supersedes the wording in the above Agreement(s) to the extent that the Amendment may conflict with any wording in the above Agreement(s). Except for such conflicts, the provisions of the above Agreement(s) apply to this Amendment.

5.	The effective date of this Amendment is January 1, 2002.

IN WITNESS WHEREOF, the Ceding Company and Allianz Life have signed, duly attested, and dated this Amendment by their respective authorized officers.

9197-00-06	M05371

TERMINATION AMENDMENT

To the Facultative YRT Non-Refund Agreement

Between

LUTHERAN BROTHERHOOD VARIABLE INSURANCE PRODUCT

COMPANY

Minneapolis, Minnesota

(Hereinafter referred to as the Ceding Company)

And

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

Minneapolis, Minnesota

(Hereinafter referred to as Allianz Life)

EFFECTIVE DATE: DECEMBER 31, 2002

Except as hereinafter specified, all terms and conditions of the Reinsurance Agreement dated JANUARY 1, 1987, amendments and addenda attached thereto shall apply, and this amendment is to be attached to and made a part of the aforesaid agreement.

TOPIC: Termination Amendment. Effective DECEMBER 31, 2002, this agreement will be terminated for new business. After this date, Allianz Life will no longer accept new business under this Agreement; however, any in force policies will continue to be reinsured by Allianz Life according to the provisions of this Agreement.

All other provisions shall be as written in this agreement and its subsequent amendments.

In Witness Whereof the Ceding Company and Allianz Life have signed, duly attested and dated hereunder by their respective authorized officers:

9197-00-07

NOVATION AGREEMENT

THIS AGREEMENT is made as of July 1, 2004 (the “Effective Date”) among ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA, Minneapolis, Minnesota (“Assignor”), RGA REINSURANCE COMPANY, St. Louis, Missouri (“Assignee”) and LUTHERAN BROTHERHOOD VARIABLE INSURANCE PRODUCTS COMPANY, Minneapolis, Minnesota (the “Consenter”).

WHEREAS Assignor and the Consenter are parties to a reinsurance agreement or reinsurance agreements as more particularly described in Schedule A attached hereto and forming part hereof (such agreement or agreements being hereafter referred to as the “Contract”); and

WHEREAS Assignor and the Assignee have entered into a Life Coinsurance Retrocession Agreement dated as of December 4, 2003 (the “Coinsurance Agreement”) whereby the Assignor’s Liability (as defined in the Coinsurance Agreement) under certain reinsurance contracts and retrocession agreements of Assignor (including the Contract) have been assumed by the Assignee, to the extent set forth in the Coinsurance Agreement; and

WHEREAS the Consenter wish to consent and agree to such assumption by the Assignee of all of Assignor’s duties, obligations and liabilities arising under the Contract, to the extent not satisfied by Assignor prior to the Effective Date, in order that Assignor will be relieved of all such rights, duties, obligations and liabilities thereunder.

NOW THEREFORE in consideration of the mutual covenants contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.	Notwithstanding any provision in the Contract to the contrary (including those relating to the assignability of the Contract or the giving of notice), all of which are hereby expressly waived by Assignor and the Consenter, as of the Effective Date and without further formality:

a.	Assignor hereby sells, transfers, novates and assigns to the Assignee all Assignor’s rights, title and interest in and to the Contract, to the extent not satisfied by the Consenter prior to the Effective Date;

b.	Assignee hereby agrees to assume, and shall observe and perform, all of Assignor’s rights, duties, obligations and liabilities under the Contract, to the extent not satisfied by Assignor prior to the Effective Date, so as to substitute the Assignee for the Assignor with respect to such rights, duties, obligations and liabilities and to effect a novation of the Contract to such extent.

c.	Consenter hereby agrees and consents to the novation and assignment of the Contract to the Assignee and, in consideration of the Assignee’s assumption of Assignor’s rights, duties, obligations and liabilities under the Contract, agrees that Assignor is hereby released and forever discharged from any rights, duties, obligations and liabilities assumed by the Assignee hereunder and that such novation and assignment shall have the force and effect of creating a direct agreement between Consenter and Assignee.

d.	The Assignee agrees that the Consenter shall be entitled to enforce the Contract directly against the Assignee and shall have a direct right of action against the Assignee in respect of the rights, duties, obligations and liabilities assumed by Assignee hereunder, as if the Assignee had executed and delivered the Contract instead of Assignor.

2.	Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other parties hereto may reasonably require from time to time for the purpose of giving full effect to this Agreement.

3.	This Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors and assigns, respectively.

4.	This Agreement shall be governed by and construed in accordance with the laws applicable to the Contract.

5.	This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

6.	Notwithstanding any provision of this Agreement to the contrary, as between Assignor and Assignee, nothing contained herein shall alter the allocation of liability between Assignor and Assignee under the terms of the Coinsurance Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA (“Assignor”)

RGA REINSURANCE COMPANY (“Assignee”)

LUTHERAN BROTHERHOOD VARIABLE INSURANCE PRODUCTS COMPANY (“Consenter”)

Schedule A

To the Novation Agreement made as of the

Effective Date (as defined therein)

Among

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA,

RGA REINSURANCE COMPANY,

and

LUTHERAN BROTHERHOOD VARIABLE INSURANCE PRODUCTS COMPANY

Contract(s) referred to in the above referenced Novation Agreement:

Effective Date	Description
1/1/87	Facultative YRT Reinsurance Agreement